Mario Barton Chief Executive Officer League Now Holdings Corporation 5601 W. Spring Parkway Plano, Texas 75021

December 8, 2010

Via Fax: 703-813-6981 and EDGAR
Kathleen Collins, Branch Chief
Melissa Feider, Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Streeet, NE
Washington , D.C. 20549-4561

Re:          League Now Holdings Corporation (the “Company”)
Form 8K filed October 8, 2010
File No. 333-148987

Ms. Collins and Ms. Feider,

Please find the Company’s response to the Staff’s comment letter dated November 30, 2010 below, with reference to the following facts:

● The Company has maintained in all of its SEC reports (with the exception of its Current Report on Form 8K filed October 8, 2010, by reason of error) that it was not a shell company prior to its acquisition of Pure Motion., Inc.
● The Company’s registration statement on Form SB-2, filed February 1, 2008, was declared effective by the SEC on February 27, 2008.
● The Company’s common stock has been listed on the OTC Bulletin Board system under the symbol “LNWZ” since May 7, 2008. At no time did FINRA question the Company’s status as a legitimate start-up business.
● The Company originally offered four (4) games, football, baseball, basketball, and hockey each identified by the market names Madden 2006, MLB 2006, NBA Live 2006, and NHL 2006 respectively. The four (4) leagues were not fully operational and they need to be updated to reflect the current roster changes of the corresponding sports teams.
● The Company’s plan of operations has been, all along, subject to attaining additional financing and its plan has been stifled by unfavorable economic conditions.
● Due to the challenging economic conditions and in order to make the Company’s business plan more attractive for potential investors, the Company was forced to actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures, thereby expanding its business plan.
● The Company acquired a private company that has a business that compliments the Company’s original business plan.

The definition of a shell company, as set forth in Rule 12b-2 is as follows:

“a registrant, other than an asset-backed issuer, that has:
(1)           no or nominal operations; and
(2)           either:
▪	no or nominal assets;
▪	assets consisting solely of cash and cash equivalents;
▪	or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

In its Release No. 33-8869 (the “Release”), the SEC does not define the terms “nominal operations” or “nominal assets”, and, therefore, the meaning of these terms is interpreted on a case-by-case basis.  However, because of the “and” after (1) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  This can be a difficult proposition for a company in the early stages of development that has not generated revenues yet.

However, in the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The SEC specifically addressed this situation in footnote 172 to the Release (although they are addressing it in the context of Rule 144) by saying, in applicable part:

“Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”  (emphasis added).”

In conclusion, the Company maintains that it has been a “startup company” for some time due in part to the economic downturn, and, therefore, has necessarily had a limited operating history due to the lack of funding to expand its operations.   The Company believes its new acquisition will attract much needed financing and enable the Company to execute its updated business plan, hopefully creating value for its shareholders.

The Company hereby acknowledges that:
● The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Ruba Qashu, if you have any questions or comments. Her contact information is as follows:  Burkhalter Kessler Goodman & George, 2020 Main Street Suite 600, Irvine, CA 92614, Telephone: 949-975-7500; Fax: 949-975-7501.

Sincerely,
/s/ Mario Barton

Mario Barton
Chief Executive Officer
League Now Holdings Corporation